UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File No: 001-08722

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC.Software Corporation Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC.Software Corporation

2 MacArthur Place
Santa Ana, California 92707

REQUIRED INFORMATION

The MSC.Software Corporation Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC.SOFTWARE CORPORATION PROFIT SHARING PLAN

By:	/s/ Louis A. Greco	Date:	December 2, 2003
Louis A. Greco,
Executive Vice President,
Chief Financial Officer and
Corporate Secretary,
MSC.Software Corporation

THE MSC.SOFTWARE CORPORATION PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors’ Report

The MSC.Software Corporation as Plan Administrator of
The MSC.Software Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The MSC.Software Corporation Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Los Angeles, California
November 26, 2003

THE MSC.SOFTWARE CORPORATION PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value:
Common collective trust fund	$11,797,368	$—
Mutual funds	48,259,554	67,249,861
Common stock	2,025,651	2,889,426
Loans to participants	611,250	761,182
Total investments	62,693,823	70,900,469

Receivables:
Employer contributions	2,725,307	2,393,546
Participant contributions	250,176	275,975
Interest and dividends	65,895	49,205
Total receivables	3,041,378	2,718,726
Cash (overdraft)	(12)	12
Net assets available for benefits	$65,735,189	$73,619,207

See accompanying notes to financial statements.

THE MSC.SOFTWARE CORPORATION PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001

Additions (deductions) to net assets attributed to:
Investment income (loss):
Interest and dividends	$1,847,598	$2,161,830
Net depreciation in fair value of investments	(11,330,346)	(5,083,653)
Net investment loss	(9,482,748)	(2,921,823)

Contributions:
Participant	4,955,121	3,557,608
Employer	2,728,067	2,396,702
Participant rollovers	842,286	1,705,049
Total contributions	8,525,474	7,659,359
Benefits paid to participants	(6,822,974)	(4,044,522)
Administrative fees and other expenses	(103,770)	(100,640)
Total benefits and administrative expenses	(6,926,744)	(4,145,162)
Net (decrease) increase	(7,884,018)	592,374

Net assets available for benefits:
Beginning of year	73,619,207	73,026,833
End of year	$65,735,189	$73,619,207

See accompanying notes to financial statements.

THE MSC.SOFTWARE CORPORATION PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)                                 Description of the Plan

The following description of the MSC.Software Corporation (Company) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                                 General

The Plan is a defined contribution profit sharing plan covering substantially all domestic employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company acquired Advanced Enterprise Solutions, Inc. (AES) on July 20, 2001 and the employees of AES became eligible to participate in the Plan.

On May 9, 2002, the Company completed the acquisition of Mechanical Dynamics, Inc. (MDI). The employees of MDI were allowed to begin participating in the Plan on June 1, 2002.

(b)                                 Contributions

Each year, participants may elect to make voluntary 401(k) contributions from 2% to 25% of their eligible compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, a common collective trust fund, and MSC.Software Corporation common stock as investment options for participants. Company contributions, if any, are made at the sole discretion of the Company’s board of directors. All contributions are to be made from current profits and/or accumulated earned surplus, and will not exceed the maximum amount deductible for federal income tax purposes. The employee directs which funds the Company contributions will be invested in. Contributions are subject to certain limitations.

(c)                                  Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, if any, and Plan earnings, and charged with an allocation of Plan losses, if any. Allocations are based on participant earnings or losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                                 Vesting

Eligible participants are immediately vested with respect to voluntary and Company discretionary contributions plus actual earnings thereon, which shall not be forfeitable for any cause.

(e)                                  Participant Loans

Participants may borrow from their fund accounts the lesser of 100% of their 401(k) and rollover accounts or 50% of their total Plan accounts (including employer contributions) not to exceed $50,000. Loan durations may not exceed five years, except loans toward primary residences, which may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 7.5% to 11.5%, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through semimonthly payroll deductions.

(f)                                    Payment of Benefits

Upon retirement, disability, death, or termination of employment, each participant or their beneficiaries will receive the vested interest in the participant’s account in a lump-sum payment.

(2)                                 Summary of Accounting Policies

(a)                                 Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)                                 Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                                  Risk and Uncertainties

The Plan provides for various investment options in mutual funds, common collective trust funds, and Company common stock. Investment securities are exposed to various uncertainties such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(d)                                 Investment Valuation and Income Recognition

The fair values of investments in the common collective trust fund, mutual funds, and Company common stock are based on quoted redemption values and through reference to published market information, respectively, on the last business day of the Plan year. Participant loans are stated at the outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(e)                                  Payment of Benefits

Benefits are recorded when paid.

(3)                                 Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001:

	2002	2001
ABN Amro Income Plus Fund*	$11,797,368	$10,738,365
American Funds Group Fundamental Investors	9,884,588	13,523,732
American Century Ultra Investors	9,827,561	12,341,238
Dodge & Cox Balanced Fund	9,415,760	9,543,448
American Funds Group Europacific Funds Group	6,748,362	7,986,627
PIMCO Total Return Fund	4,437,984	4,144,304
Vanguard S&P 500 Index Fund	3,925,555	3,744,537
All other investments less than 5%	6,656,645	8,878,218
Total investments	$62,693,823	$70,900,469

*     Fund formerly known as La Salle National Trust Income Plus Fund and classified as a mutual fund for 2001. The change to ABN Amro Income Plus Fund and a common collective trust fund classification is effective January 1, 2002.

During the years ended December 31, 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

	2002	2001
Company common stock	$(1,410,618)	$1,424,561
Mutual funds	(9,919,728)	(6,508,214)
	$(11,330,346)	$(5,083,653)

(4)                                 Related Party Transactions

Certain investments of the Plan are common stocks of MSC.Software Corporation, the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(5)                                 Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(6)                                 Tax Status

Effective January 1, 2002, the Plan utilizes a nonstandardized prototype Plan document which received an opinion letter, dated April 29, 2002, from the Internal Revenue Service indicating that the form of the prototype Plan is acceptable under applicable sections of the Internal Revenue Code (IRC). The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)                                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001
Net assets available for benefits per the financial statements	$65,735,189	$73,619,207
Employer contribution receivable	(2,725,307)	(2,393,546)
Employee contribution receivable	(250,176)	(275,975)
Interest/dividend receivable	(65,895)	(49,205)
Net assets available for benefits per the Form 5500	$62,693,811	$70,900,481

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2002 and 2001:

	2002	2001
Net increase (decrease) per the financial statements	$(7,884,018)	$592,374
Less current year employer contribution receivable	(2,725,307)	(2,393,546)
Less current year employee contribution receivable	(250,176)	(275,975)
Less current year interest/dividend receivable	(65,895)	(49,205)
Add prior year employer contribution receivable	2,393,546	2,086,906
Add prior year employee contribution receivable	275,975	147,172
Add prior year interest/dividend receivable	49,205	36,450
Less transfer from another plan	—	(1,602,152)
Other	—	1
Net loss per the Form 5500	$(8,206,670)	$(1,457,975)

THE MSC.SOFTWARE CORPORATION PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets ( Held at End of Year)

December 31, 2002

Identity of borrower, lessor, or similar party	Description of investment	Current value

Common collective trust fund:
ABN Amro Income Plus Fund	11,797,368 units	$11,797,368

Mutual funds:
American Funds Group Fundamental Investors	444,651 units	9,884,588
American Century Ultra Investors	464,002 units	9,827,561
Dodge & Cox Balanced Fund	154,992 units	9,415,760
American Funds Group Europacific Growth Fund	293,790 units	6,748,362
PIMCO Total Return Fund	415,931 units	4,437,984
Vanguard S&P 500 Index Fund	48,374 units	3,925,555
Franklin Strategic Series Small Cap Growth Fund	139,499 units	3,061,999
Vanguard Fixed Income Fund	88,762 units	957,745
		48,259,554
Participant loans*	Various maturities; balances collateralized by participant accounts; interest rates range from 7.5% to 11.5%	611,250
Common stock:
MSC.Software Corporation*	262,390 shares	2,025,651
		$62,693,823

* Indicates parties in interest.

See accompanying independent auditors’ report.